Penn West Petroleum Ltd.

Annual and Special Meeting of Shareholders

June 5, 2013

REPORT OF VOTING RESULTS

The following matters were voted upon at the Annual and Special Meeting of shareholders (“Shareholders”) of Penn West Petroleum Ltd. (the “Corporation”) held on June 5, 2013 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Notice of 2013 Annual and Special Meeting and Management Proxy Circular dated May 6, 2013 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Penn West’s website at www.pennwest.com.

1.	Appointment of Auditor

By resolution passed by show of hands, KPMG LLP, Chartered Accountants, was appointed as auditor of Penn West for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following eleven nominees proposed by management were elected as directors of Penn West to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent
James E. Allard	174,019,243	80.71%	41,596,184	19.29%
George H. Brookman	165,317,712	76.68%	50,284,763	23.32%
Gillian H. Denham	206,849,150	95.94%	8,750,792	4.06%
Richard L. George	210,698,146	97.72%	4,922,349	2.28%
Daryl H. Gilbert	171,587,211	79.58%	44,021,538	20.42%
Allan P. Markin	211,766,828	98.21%	3,851,937	1.79%
Murray R. Nunns	198,471,171	92.07%	17,105,887	7.93%
Frank Potter	206,403,159	95.74%	9,193,212	4.26%
Jack Schanck	206,811,969	95.92%	8,794,783	4.08%
James C. Smith	206,987,547	96.00%	8,621,473	4.00%
Jay W. Thornton	209,074,418	96.97%	6,534,502	3.03%

3.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Corporation’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
197,561,184	91.61%	18,092,835	8.39%

4.	Approval of Unallocated Options Pursuant to the Stock Option Plan

By resolution passed by ballot vote, all unallocated options to acquire common shares under the Corporation’s stock option plan until June 5, 2016 were approved. The results of the ballot were as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
188,295,828	87.31%	27,362,007	12.69%

5.	Approval of Stock Option Plan Amendment

By resolution passed by ballot vote, the amendment to the Corporation’s stock option plan as outlined in the Information Circular was approved. The results of the ballot were as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
195,995,724	90.88%	19,659,177	9.12%

6.	Approval of Advance Notice By-Law

By resolution passed by ballot vote, By-Law No. 2 of the Corporation relating to the advance notice of nominations of directors was approved. The results of the ballot were as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
171,625,886	79.58%	44,028,138	20.42%